OMNICOMM SYSTEMS, INC.

2101 W. Commercial Blvd.

Suite 3500

Ft. Lauderdale, FL 33331

Telephone (954) 473-1254

September 18, 2014

“CORRESP”

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:          OmniComm Systems, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

Form 8-K

Filed August 14, 2014

File No. 0-25203

Dear Mr. Thompson:

Reference is made to the staff’s comments under cover of its letter dated September 3, 2014 on the above-referenced filing. The following are the Company's responses to the Securities and Exchange Commission (“Commission”) staff’s comments:

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements, page F-1

1. Please file amendments to the periodic reports referred to in your responses to the comments in our letter dated July 16, 2014.

RESPONSE: The Company has filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2013 and Amendment No. 1 to its Form 10-Q for the quarter ended March 31, 2014 incorporating its responses to the staff’s comments. The Company’s indication of amending its Form 10-Q for the quarter ended September 30, 2013 is now moot in as much as the financial statements and financial information for Promasys have been, and will be, filed in the Current Report on Form 8-K filed August 14, 2014.

Form 8-K Filed August 14, 2014

2. We reviewed your response to comment 4 in our letter dated July 16, 2014 and the financial statements of Promasys for the years ended December 31, 2012 and 2011. The financial statements of Promasys appear to be prepared on a comprehensive basis other than U.S. GAAP or IFRS as issued by the IASB. Consequently, the financial statements of the foreign business must be reconciled to U.S. GAAP when the significance of the foreign business exceeds 30%. Please provide us with your analysis of significance in accordance with Regulation S-X 8-04(b). If any of the significance tests exceed 30% please revise to include reconciliation to U.S. GAAP. Please refer to Item 17(c)(v) of From 20-F and Rule 8-04(e) of Regulation.

RESPONSE: The Company has concluded that the financial statements of Promasys, a foreign business, must be reconciled to U.S. GAAP in accordance with Regulation S-X Rule 8-04. The Company has requested the assistance of the Dutch accountants for Promasys to assist it in the reconciliation and anticipates that it will be able to file the reconciliation of the audited financial statements to U.S. GAAP, and the required interim financial statements and pro-forma financial information, on or before October 20, 2014 by amendment to its Current Report on Form 8-K filed August 14, 2014.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely yours,

/s/Thomas E. Vickers

Thomas E. Vickers, Chief Accounting and Financial Officer